Exhibit 99.120

NexTech’s New 3D/AR Ad Network Goes Live

3D/AR ads to transform $240 billion dollar global ad industry

New York, NY - Toronto, ON – February 4th, 2020 – NexTech AR Solutions (the “Company” or “NexTech”) (OTCQB: NEXCF) (CSE: NTAR) (FSE: N29) NexTech AR Solutions, the industry leader in augmented reality, is pleased to announce that it launched it’s 3D/AR Ad Network which it believes can drive substantial revenue growth in 2020.

What makes 3D ads a game changer for the $240 billion online ad market is dramatically improved performance metrics. In recent testing, 3D ads outperformed traditional static ads dramatically - showing a 633% increase in sign-up conversions and a 376% increase in click-through rates (Sketchfab reference).

CLICK HERE FOR 3D AD DEMO VIDEO

Evan Gappelberg, CEO of NexTech AR comments “With our 3D/AR ad network, NexTech is the first AR company to offer an end-to-end solution for both advertisers and brands. NexTech’s end-to-end solution includes the creation of 3-D assets, online 3D/AR display ads, WebAR 3-D product views, and education and training, ultimately leading to a major uptick in ROI, all in a frictionless and seamless 3-D virtual environment.” He continues, “We believe NexTech’s first mover advantage in 3D ads, can help us capture market share in the $240 billion online advertising market - where global brands constantly seek an edge in this highly competitive space.

He continues, “Our team is super excited to continue to leverage our technology into new and exciting multi-billion dollar industries like advertising. Our existing customers have been enthusiastic about working with us on 3D/AR ads and so we expect to hit the ground running with campaigns”.

NexTech’s 3D/AR advertising platform created for brands, publishers, and developers powers immersive advertising across all browsers and devices, on the web and mobile.

The ad network is part of the company’s AR omni-channel platform approach which includes: AR for eCommerce, AR in Chat, its ARitize App and AR University for education and training. With this new ad network NexTech will continue to leverage all its current 3D asset creation technology and relationships into 3D/AR ads, opening up a major new revenue channel in 2020 and beyond.

The global online advertising market size was estimated at approximately $240 billion as of 2018 (IndustryARCresearch). The market is set to grow at an impressive CAGR share of 37- 40% during the forecast period of 2019-2025.

CLICK HERE FOR 3D AD DEMO VIDEO

CaptureAR

The biggest challenge in creating 3D ads is the creation of the 3D asset itself. NexTech will have a distinct advantage as it will be the only company to offer an end to end solution, both creating the 3D assets as well as serving up the ads. As 3D/AR ads become easier to create by using the NexTech ARitize end-to-end self-serve platform, more and more brands will adopt these interactive ads since they perform better than traditional 2D ads. 3D ads deliver consistently better click through rates than flat 2D ads, and works especially well on mobile phones.

About NexTech AR Solutions Corp.

NexTech is one of the leaders in the rapidly growing AR/VR industry, estimated to hit $120 billion by 2022, according to Statista. NexTech, the first publicly traded “pure-play” AR company, began trading on the CSE on October 31st, 2018. NexTech has a two-pronged strategy for rapid growth including growth through acquisition of eCommerce businesses and growth of its omni-channel AR SaaS platform called ARitize™. NexTech has an exclusive license to a portfolio of patents 7,054,831, 7,266,509 and patent-pending applications 15351508, 62457136, 62559487, related to interactive gaming, interactive advertising, and augmented reality (“AR”) technology.

The company is pursuing five multi-billion dollar verticals:

VRitize™

Launching in Q1/Q2 2020, Virtual Reality (VR) has the ability to disrupt many multi-billion dollar industries such as; real estate, live events, retail, education, health care and military industries. Having VR capabilities is part of the company’s omni-channel platform approach which includes: AR for eCommerce, AR in Chat, its ARitize App and AR University for education and training. The new VRitize platform will include an app for both iOS and Android, will work on most if not all VR headsets including Facebook’s Oculus and will continue to leverage all current 3D asset creation technology.

ARitize™ 3D-AR-360 Advertising Platform:

Launched in Q1 2020, the ad platform will be the industry’s first end-to-end solution whereby the company will leverage its 3D asset creation into 3D, 360, AR ads. In 2019, according to IDC, global advertising spend will be about $725 billion.

ARitize™ For eCommerce:

The company launched its technologically advanced webAR for eCommerce early in 2019 and has been rapidly signing up customers onto its SaaS platform. Customers include Walther Arms, Wright Brothers, Mr. Steak, and Budweiser. NexTech has the first ‘full funnel’ end-to-end eCommerce solution for the AR industry including its 3D product capture, 3D ads for Facebook and Google, ‘Try it On’ technology for online apparel, 3D and 360-degree product views, and ‘one click buy’.

ARitize™ University:

Having launched in June 2019, the app-based solution allows companies and educational establishments to leverage all of their existing 2D assets - YouTube videos, PDF documents, PowerPoint decks, images, etc. - and then overlay immersive 3D-AR experiences on top of that content for an interactive training experience that drives productivity.

ARitize™ Hollywood Studios:

Expected to launch in Q1 2020, the studio has created a proprietary entertainment venue for which it is producing immersive content using 360 video, and augmented reality as the primary display platform.

To learn more, please follow us on Twitter, YouTube, Instagram, LinkedIn, and Facebook, or visit our website: https://www.nextechar.com.

On behalf of the Board of NexTech AR Solutions Corp.
“Evan Gappelberg”
CEO and Director

For further information, please contact:

Evan Gappelberg

Chief Executive Officer

info@nextechar.com

The CSE has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “will be”, “looking forward” or variations of such words and phrases or statements that certain actions, events or results “will” occur. Forward-looking statements regarding the Company increasing investors awareness are based on the Company’s estimates and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, levels of activity, performance or achievements of NexTech to be materially different from those expressed or implied by such forward-looking statements or forward-looking information, including capital expenditures and other costs.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. NexTech will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.

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